

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2023

Christopher Hogan
Interim Chief Executive Officer
NYIAX, INC.
180 Maiden Lane, 11th Floor
New York, NY 10005

Re: NYIAX, INC.
Registration Statement on Form S-1
Exhibit Nos. 10.1, 10.2, 10.3, 10.4, 10.47, 10.48, 10.49, and 10.50
Filed June 01, 2022
File No. 333-265357

Dear Christopher Hogan.:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance